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SJ   19007703

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37085

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/2018__ AND ENDING __12/31/2018__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **American Portfolios Financial Services Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

4250 Veterans Memorial Hwy
(No. and Street)

Holbrook   **NY**   **11741**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A. Antunovich   631-439-4600
                                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause LLP
                        (Name – *if individual, state last, first, middle name*)

125 Baylis Rd., Suite 300   **Melville**   **NY**   **11747**
(Address)   (City)   (State)   (Zip Code)

SEC Mail Processing

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

MAR 01 2019

Washington, DC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___Damon B. Joyner_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

American Portfolios Financial Services Inc._____ , as

of _February 27_____ , 20 _19___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Damon B. Joyner
_____
Title

_Erin Elizabeth Schwab_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Stockholder of American Portfolios Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Portfolios Financial Services, Inc. (the "Company") as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included on page 15 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2001.

New York, New York
February 27, 2019

American Portfolios Financial Services, Inc.

Statement of Financial Condition

December 31, 2018

Assets

Cash	$ 11,306,266
Deposits with clearing organizations	260,047
Receivables from broker-dealers and clearing organizations	5,959,079
Notes receivable from independent representatives	59,644
Miscellaneous receivables	421,802
Prepaid insurance and other	344,744
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $31,990	-
Due from affiliates	310,518
Licenses	100,000
Deferred tax asset	75,135
Goodwill	3,503,272
Contract acquisition costs, net	2,961,318
	$ 25,301,825

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 462,943
Commissions payable	5,663,061
	6,126,004
Commitments and Contingencies	
Stockholder's Equity:	
Common stock; no par value;1,500 shares authorized, 100 shares issued and outstanding, stated at cost	3,825,000
Additional paid-in capital	4,324,750
Retained earnings	11,026,071
	19,175,821
	$ 25,301,825

American Portfolios Financial Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

	Common Stock		Additional Paid-in Capital	Retained Earnings
	Shares	Amount		
Balance January 1, 2018	100	$ 3,825,000	$ 4,281,404	$ 5,642,313
Noncash Compensation	-	-	43,346	-
Net Income	-	-	-	5,383,758
Balance December 31, 2018	100	$ 3,825,000	$ 4,324,750	$ 11,026,071

AMERICAN PORTFOLIOS
FINANCIAL SERVICES, INC.

Notes to Financial Statements
Year Ended December 31, 2018

1. Summary of Significant Accounting Policies

Nature of business - American Portfolios Financial Services, Inc. ("APFS" or the "Company") acquired an existing broker-dealer on May 1, 2001 and commenced operations on October 1, 2001 after attaining licensure and registration changes for the Company and its network of independent representatives. APFS's primary source of revenue is providing brokerage services to its customers, who are predominately small and middle-market businesses and individuals. These services are marketed by independent representatives located in various states.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of presentation - APFS is a wholly-owned subsidiary of American Portfolios Holdings, Inc. ("APH"). The financial statements reflect APFS's business activities.

Cash equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Income taxes - Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse.

It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more-likely-than-not to be sustained upon examination by taxing authorities. As of December 31, 2018, the Company does not believe it has any uncertain tax positions that would require either recognition or disclosure in the accompanying financial statements. To the extent that the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company's effective tax rate in a given financial statement period may be affected. It is the Company's policy to recognize interest and penalties related to taxes as interest expense. During the year ended December 31, 2018, the Company did not record any interest or penalties.

Goodwill and intangible assets - The Company tests goodwill for impairment at least annually. The Company completed its annual impairment test during the third quarter of 2018. The Company estimated the fair value of the reporting unit based upon a multiple of gross commissions. The estimated fair value was then allocated between tangible and intangible assets. As of September 30, 2018, the latest date for which an impairment test was performed, the Company concluded that the fair value of the reporting unit exceeded the carrying value of the reporting unit. Therefore, no impairment charge was recognized for the year ended December 31, 2018.

Licenses - Licenses represent the value of certain broker-dealer licenses acquired through acquisition. These licenses are not subject to amortization, and are tested for impairment at least annually.

Advertising - The Company charges advertising costs to expense as incurred. Advertising costs approximated $321,000 for the year ended December 31, 2018.

Transition - Transition expense includes the costs incurred to induce new independent representatives to become affiliated with the Company. It also includes the administrative costs incurred in transitioning the existing business of newly affiliated independent representatives to the Company's platform.

Recently issued accounting standards – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards. The new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. On January 1, 2018, the Company adopted ASU 2014-09 and all related amendments ("ASC 606") and applied its provisions to all uncompleted contracts using the modified retrospective method. See Note 2 for further information.

2. **Revenue from Contracts with Customers**

The Company adopted ASC 606, effective January 1, 2018, using the modified retrospective method by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the affected accounts at January 1, 2018.

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker Dealer Commissions - The Company earns commissions by executing client transactions in stocks, mutual funds, variable annuities and other financial products and services. Commissions revenue is recognized on trade date when the performance obligation is satisfied. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Service Fees - Service fees principally includes amounts charged to independent representatives for processing of securities trades and for providing technology, administrative and compliance services. The revenue is recognized as it is earned, evenly throughout the year. Also, the Company earns fees from their "FDIC" insured cash sweep program, in which clients' cash deposits in their brokerage accounts are swept into interest-bearing deposit accounts at various third-party banks.

Marketing Income - Mutual fund companies, insurance companies, and the Company's clearing firm provide marketing support to the Company. This revenue is recognized throughout the year as the marketing events occur and is used to offset expenses relating to the Company's regional, leaders, and national conferences attended by the Company's independent representatives.

Disaggregation of Revenue - In the following table, revenue for the year ended December 31, 2018 is disaggregated by service line:

	Revenue
Broker dealer commissions	$ 95,394,523
Service fees	10,814,979
Marketing	2,890,532
	$ 109,100,034

Contract Balances - The Company charges the independent representatives a service fee for errors and omissions insurance as well as an annual affiliation fee. The revenue is recognized evenly throughout the year. As of January 1, 2018 (adoption date) and December 31, 2018 all revenue has been earned and there were no contract assets or liabilities.

Costs to Obtain a Contract with a Customer - The Company capitalizes the incremental costs of obtaining a contract with a customer (independent representative) if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. These costs are included in contract acquisition costs, net in the statement of financial condition and will be amortized over the estimated customer relationship period.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent representatives, would not qualify for capitalization.

An additional cost to obtain an independent representative may include forgivable loans. Forgivable loans take many forms, but they are differentiated by the fact that at inception the loan is intended to be forgiven over time by the Company. The loans are given as an inducement to attract independent representatives to become affiliated with the Company. The Company may offer new independent representatives a forgivable loan as part of his/her affiliation offer letter. These amounts are paid upfront and are capitalized, then amortized over the expected useful lives of the independent representative's relationship period with the Company. In the event that the Company's relationship with independent representative is terminated, any portion of the forgivable loan that has not been forgiven under the terms of the agreement, shall become the financial responsibility of the representative and is converted to a note receivable from the representative.

AMERICAN PORTFOLIOS
FINANCIAL SERVICES, INC.

Notes to Financial Statements
Year Ended December 31, 2018

The balance of contract acquisition costs, net, was approximately $2,960,000 as of December 31, 2018. Amortization on these contract acquisition costs was approximately $897,000 during the year ended December 31, 2018. Amortization of the contract acquisition costs is reported as transition expense on the statement of financial condition.

Practical Expedients – The following practical expedients available under the modified retrospective method were applied upon adoption of ASC 606:

1. The Company applied the practical expedient outlined under ASC 606-10-65-1(h), and did not restate contracts that were completed contracts as of the date of initial application, i.e. January 1, 2018.
2. The Company applied the practical expedient outlined under ASC 606-10-65-1(f)(4) and did not separately evaluate the effects of contract modifications. Instead, the Company reflected the aggregate effect of all the modifications that occurred before the initial application date, i.e. January 1, 2018.
3. The Company applied the practical expedient outlined under ASC 606-10-10-4 that allows for the accounting for incremental costs of obtaining contracts at a portfolio level in order to determine the amortization period.
4. The Company applied the practical expedient outlined in ASC 340-40-25-4 and did not capitalize the incremental costs to obtain a contract if the amortization period for the asset is one year or less.

Impacts of Financial Statements - As of January 1, 2018, the adoption date, the Company adjusted notes receivable from independent representatives by reclassifying all of its forgivable loans to contract acquisition costs, net in the statement of financial condition. Previously, forgivable loans were amortized based on their legal terms, typically forgiven over a period of five years, as long as the independent representative remained in compliance with the terms of the forgivable loan. Under ASC 606, the acquisition costs are amortized over the expected useful lives of the independent representative's relationship period with the Company.

The following table summarizes the lines impacted by the adoption of ASC 606 on the Company's statement of financial condition as of January 1, 2018:

	As Reported December 31, 2017	Costs to Obtain Contracts	Adjusted January 1, 2018
Assets			
Notes receivable from independent representatives	$ 4,199,526	$ (3,903,832)	$ 295,694
Due from affiliates	-	162,548	162,548
Contract acquisition costs, net	-	2,892,078	2,892,078
	$ 4,199,526	$ (849,206)	$ 3,350,320
Liabilities and Stockholder's Equity			
Due to affiliates	$ 849,206	$ (849,206)	$ -
	$ 849,206	$ (849,206)	$ -

AMERICAN PORTFOLIOS
FINANCIAL SERVICES, INC.

Notes to Financial Statements
Year Ended December 31, 2018

The followings tables summarize the lines impacted by the adoption of ASC 606 on the Company's statement of financial condition as of December 31, 2018 and the statement of operations for the year then ended:

	As Reported	Balances without adoption of ASC 606	Change
Statement of Financial Condition			
Assets			
Notes receivable from independent representatives	$ 59,644	$ 4,088,928	$ (4,029,284)
Due from affiliates	310,518	-	310,518
Deferred tax asset	75,135	26,646	48,489
Contract acquisition costs, net	2,961,318	-	2,961,318
	$ 3,406,615	$ 4,115,574	$ (708,959)
Liabilities and Stockholder's Equity			
Due to affiliates	$ -	$ 585,292	$ (585,292)
Retained Earnings	11,026,071	11,149,738	(123,667)
	$ 11,026,071	$ 11,735,030	$ (708,959)
Statement of Operations			
Revenue: Interest and dividends	$ 46,738	$ 190,238	$ (143,500)
Expenses: Transition	$ 1,309,576	$ 1,280,920	$ 28,656
Deferred income tax expense (benefit)	$ (35,415)	$ 13,074	$ (48,489)
Net Income	$ 5,383,758	$ 5,507,425	$ (123,667)

3. Receivable from and Payable to Broker-Dealer and Clearing Organizations

Amounts receivable from and payable to broker-dealer and clearing organizations at December 31, 2018 consist of the following:

	Receivable	Payable
Deposits with Clearing Organizations	$ 260,047	$ -
Fees and Commissions Receivable/Payable	5,959,079	5,663,061
	$ 6,219,126	$ 5,663,061

The Company clears its customer transactions through an unrelated clearing broker-dealer on a full disclosure basis. The arrangement requires the Company to maintain a $250,000 deposit, which is in a non-interest bearing account with the clearing broker. The clearing agent offsets its fees, on a monthly basis, against the Company's commissions. The amount payable to the clearing broker relates to the aforementioned transactions.

APFS is a clearing member of National Securities Clearing Corporation ("NSCC"). The primary purpose for this arrangement is the Company's participation in NSCC's commission settlement program. The Company receives daily information downloads, and together with information provided from their clearing broker, prepares detailed commission statements for their independent registered representatives. The Company was required to deposit $10,000 in an interest-bearing account with NSCC.

AMERICAN PORTFOLIOS
FINANCIAL SERVICES, INC.

Notes to Financial Statements

Year Ended December 31, 2018

4. **Notes Receivable from Independent Representatives**

In certain situations, the Company advances funds to associated independent representatives. As of December 31, 2018, the balance of notes receivable from independent representatives was $59,644. The notes receivable balance is comprised of unsecured, interest bearing loans with interest rates ranging from 1.5% to 4%. Should the independent representatives' association with APFS terminate, the unamortized advance is due on demand.

The Company periodically assesses the recoverability of the remaining balances and records a reserve, if required. A provision for uncollectible amounts is included in transition expense in the statement of operations. As of December 31, 2018, management determined that a provision for uncollectible amounts was not required.

5. **Commissions Payable and Independent Representative Transactions**

The Company conducts business through a network of independent representatives who receive commissions for their services according to the Company's agreed-upon commission schedule. As of December 31, 2018, the Company owed its independent representatives approximately $5,663,000.

In addition, the Company charges the independent representatives maintenance fees for access to certain computer information and customer support services. Fees charged for the year ended December 31, 2018 amounted to $6,154,000, of which $5,182,000 is reported within marketing and service fee income and the remaining $972,000 is netted against the corresponding expense accounts as these amounts reflect expense reimbursements received from the independent representatives.

6. **Concentration of Credit Risk**

The Company is engaged in various brokerage activities in which customer transactions are cleared through unrelated clearing broker-dealers. In the event that these parties do not fulfill their obligations, the Company may be exposed to risk, inclusive of disrupted operations. If the clearing brokers should cease doing business, the Company's receivable from the clearing brokers could be subject to forfeiture. The Company has no major dependence on any one broker-dealer as alternative services and products are readily available. If a relationship were to terminate, the disruption in business activity would be similar to any other business. To reduce this risk, the Company periodically monitors these functions.

The Company's revenue is dependent upon economic and market conditions. The Company is vulnerable to risk if economic and market conditions weaken.

The Company is also dependent, to a degree, upon its top ten registered representatives who were responsible for approximately 11% of the Company's commission revenue for the year ended December 31, 2018.

The Company places its cash investments with high credit quality financial institutions. At times, the Company's cash deposits with any one financial institution may exceed the amount insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2018, the excess was approximately $9,847,000.

AMERICAN PORTFOLIOS
FINANCIAL SERVICES, INC.

Notes to Financial Statements
Year Ended December 31, 2018

7. Related Party Transactions

The Company and its parent maintain an office overhead arrangement by consolidating all of the expenses under one monthly reimbursement amount which is determined based on a calculation of the Company's overhead. Reimbursed expenses include, but are not limited to, office and equipment rental, utilities, administrative salaries, and general office expenses. This reimbursement percentage is reviewed on a quarterly basis to determine its adequacy in reimbursing expenses at the appropriate level. The amount reimbursable to the parent company for the year ended December 31, 2018 was approximately $10,543,000, of which $2,781,000 is reported in overhead reimbursement and the remaining $7,762,000 is reported within salaries, payroll taxes, retirement plan expense, and insurance.

The Company incurred expenses for advertising, conferences, data processing, dues and subscriptions and selling costs on behalf of an affiliated entity. In 2018, the Company received approximately $1,205,000 from the affiliate as reimbursement for these expenses. The reimbursements are netted against the applicable expense accounts.

The Company's parent maintains three Employee Incentive Stock Option Plans, which provides for the granting of incentive and nonqualified plan stock options to key management, employees and non-employees of the Company to purchase shares of the parent's common stock. The Company records compensation expense related to its proportional share of the options issued under the plans. The Company's total compensation expense related to these options was approximately $43,000 for the year ended December 31, 2018.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and the Commodity Futures Trading Commission's minimal financial requirements (Regulation 1.17) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, these rules also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2018, the Company had net capital of $10,322,205, which was $9,869,987 in excess of its required net capital of $452,218. The Company's aggregate indebtedness to net capital ratio was 0.66 to 1.

9. Income Taxes

The Company files a consolidated federal and a combined New York State tax return with its parent and records its share of the consolidated federal and New York State tax expense on a separate return basis. The Company's federal and New York State tax liability at December 31, 2018 is approximately $1,953,000 and is netted with the amount due from affiliate on the statement of financial condition. This liability represents the approximate amount due to the Company's parent for the benefit of the losses generated by the parent and other consolidated entities and for the state minimum taxes paid on behalf of the Company. In addition, APFS is required to file returns in the majority of states in the United States of America.

AMERICAN PORTFOLIOS
FINANCIAL SERVICES, INC.

Notes to Financial Statements
Year Ended December 31, 2018

The current and deferred portions of the income tax expense included in the statement of operations are approximately as follows:

	Current	Deferred	Total
Federal	$ 1,432,000	$ (24,000)	$ 1,408,000
New York State	521,000	(8,000)	513,000
Other States	194,000	(3,000)	191,000
	$ 2,147,000	$ (35,000)	$ 2,112,000

The provision for income taxes shown on the statement of operations differs from the amount that would result from applying statutory tax rates to the net income before provision for income taxes primarily because of nondeductible expenses and certain states tax on gross revenue instead of net income.

The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statute of limitations of those tax returns. In general, the tax returns have a three-year statute of limitations. The Company has filed tax returns through 2017.

A deferred tax asset has been recorded on the statement of financial condition as a result of temporary differences relating to legal contingencies and amortization of contract acquisition costs.

No valuation allowance has been provided against the deferred tax asset.

10. Common Stock

The Company is authorized to issue up to 1,500 shares of no par value common stock. On December 31, 2018, 100 shares were issued and outstanding, which represent a 100% ownership by APH.

11. Contingencies

In the normal course of business, the Company is involved in disputes related to its independent representatives and their clients. Each claim is evaluated on an individual basis with respect to the likelihood of loss and the estimated dollar amount of that loss. The Company, with advice from its legal counsel, has determined its probable liability for these matters to be approximately $95,000 as of December 31, 2018. This amount has been included with accounts payable and accrued expenses in the statement of financial condition.

Certain conditions may exist which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In the normal course of business the Company may indemnify certain service providers against specified potential losses in connection with their acting as an agent of, or provided services to the Company. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment, in which in some cases cannot be estimated. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. There were no associated contingent liabilities at December 31, 2018.

AMERICAN PORTFOLIOS
FINANCIAL SERVICES, INC.

Notes to Financial Statements

Year Ended December 31, 2018

12. **Supplemental Information - Statement of Cash Flows**

   Cash paid for interest during the year ended December 31, 2018 was $36,541.

   Cash paid for income taxes during the year ended December 31, 2018 was $97,260.

Noncash Investing and Financing Activities

Contract acquisition costs converted to notes receivable
  from independent representatives $ 106,034

Supplementary Information

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1:

Net Capital

Total stockholder's equity		$ 19,175,821
Non-allowable assets:		
Receivables from broker dealers and clearing organizations	419,917	
Contract acquisition costs, net	2,961,318	
Notes receivable from independent representatives	59,644	
Receivables from affiliates	967,784	
Miscellaneous receivables	421,802	
Prepaid insurance and other	344,744	
Licenses	100,000	
Deferred tax asset	75,135	
Goodwill	3,503,272	(8,853,616)
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)		10,322,205
Haircuts on Securities		-
Net Capital		$ 10,322,205

Aggregate Indebtedness:

Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 1,120,209
Commissions payable		5,663,061
Total Aggregated Indebtedness		$ 6,783,270

Computation of Basic Net Capital Requirement:

Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)		$ 452,218
Excess Net Capital		$ 9,869,987
Ratio: Aggregate indebtedness to net capital		0.66 to 1

All other reports required under SEC Rule 15c-3 are not applicable to the Company.

Reconciliation with Computation included in Part II of Form X-17a-5, as of December 31, 2018.

Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the registrant's computation filed with Part II, Form X-17a-5 are not material in amount. Accordingly, no reconciliation is deemed necessary.



Independent Registered Public Accounting Firm's Report
on Internal Control Required by CFTC Regulation 1.16

Stockholder
American Portfolios
    Financial Services, Inc.
Holbrook, New York

In planning and performing our audit of the financial statements of American Portfolio Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2018, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Stockholder
American Portfolios
    Financial Services, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2018 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

New York, New York
February 27, 2019



Independent Accountants' Report on
Applying Agreed-Upon Procedures Related to
an Entity's SIPC Assessment Reconciliation

Stockholder
American Portfolios
　　Financial Services, Inc.
Holbrook, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2018, which were agreed to by American Portfolios Financial Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). American Portfolios Financial Services, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedures performed:

1.　Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.

2.　Compared the amounts reflected in the audited Form X-17A-5 for the year ended December 31, 2018 with amounts reported in the Form SIPC-7 for the year ended December 31, 2018, noting no differences.

3.　Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences.

4.　Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties, and is not intended to be and should not be used by anyone other than the specified parties.

Baker Tilly Virchow Krause, LLP

New York, New York
February 27, 2019



Report of Independent Registered Public Accounting Firm

Stockholder
American Portfolios
    Financial Services, Inc.
Holbrook, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) American Portfolios Financial Services, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which American Portfolios Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (2)(ii) (the "exemption provisions") and (2) American Portfolios Financial Services, Inc. stated that American Portfolios Financial Services, Inc. met the identified exemption provisions throughout the year ended December 31, 2018 without exception. American Portfolios Financial Services, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Portfolios Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
February 27, 2019



americanportfolios.com

February 27, 2019

Securities and Exchange Committee
100 F Street, NE
Washington, DC 20549

To whom it may concern:

American Portfolios Financial Services Inc. claims exemption from SEA Rule 15c3-3 section (k) paragraph 2(i) and 2(ii) for the period January 1, 2018 through December 31, 2018. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all securities transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of American Portfolios Financial Services, Inc." To our best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Regards,

Damon B. Joyner
American Portfolios Financial Services Inc.
CFO

American Portfolios Financial Services, Inc.
Member: FINRA, SIPC

4250 Veterans Memorial Hwy, Suite 420E
Holbrook, NY 11741

t: 631.439.4600
f: 631.439.4698